This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

May 16, 2006

Item 3: Press Release

A Press release dated and issued May 16, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (“PFN”) and Falconbridge Commence Joint Pulse EM Survey South of Montcalm Mine, West Timmins Nickel Project, Timmins, Ontario.

Item 5: Full Description of Material Change

•

Pulse EM survey has begun to the south of the Montcalm Mine to identify deep conductive targets similar to those within the mine

•

Survey is in conjunction with Falconbridge’s survey over the mine claims

•

Survey follows the most recent drill program, which identified a similar geological environment to that which hosts the ore mineralization within the mine itself

May 16, 2006, Vancouver, BC – Pacific North West Capital Corp. (‘PFN’) (TSX: PFN; OTCBB: PAWEF, FRANKFURT: P7J) is pleased to announce the commencement of an extensive deep testing EM pulse survey over the Joint Venture claims to the south of the mine, in conjunction with Falconbridge Limited’s (“Falconbridge”) EM pulse survey over the mine property.

The PFN portion of the survey will cover the extension of the interpreted mine stratigraphy within the Montcalm Intrusive Complex (MFI).  The targets are new deep conductive zones with corresponding magnetic signatures similar to those identified with the Montcalm Mine.

This work is a consequence of the success in the recent drill program, which identified a geological environment to the south west of the mine that is similar to that hosting the ore mineralization (Cu-Ni) in the mine.  Wide zones of sulphide breccias were discovered in the MFI, as described in PFN’s news release of February 27, 2006.

The West Timmins Nickel Project is based upon an Option and Joint Venture Agreement with Falconbridge whereby PFN may earn up to a 100% interest.  The Project covers 355 square kilometres (87,720 acres), 60 kilometres west of Timmins, Ontario (see Location Figure).  To date, PFN has expended approximately $1.4 million on the project, and has met its 2006 work commitments.

The West Timmins project is adjacent to Falconbridge’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.5 million tonnes grading 1.46% nickel and 0.68% copper are in the proven and probable reserves and are expected to support a mine life of 5.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 kilometres to the east (See Location Figure).

For the past several years PFN has focused exclusively on platinum group metal (PGM) exploration and for the past three years PFN has had one of the most aggressive PGM exploration budgets in North America. Our exploration team, in addition to its expertise in PGMs, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury – Timmins area.

Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

__

___May 16, 2006

Date

“Harry Barr”

Signature of authorized signatory

__Harry Barr______________

Print name of signatory

__President

Official capacity